SRK Consulting (Canada) Inc.
1500 – 155 University Avenue
Toronto, Ontario, Canada
M5H 3B7

T: +1.416.601.1445
F: +1.416.601.9046

toronto@srk.com
www.srk.com

Project number: 3CE016.010

Toronto, June 17, 2021

To: Ontario Securities Commission (Principal Regulator)
British Colombia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Authorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Yukon Territories
Superintendent of Securities, Nunavut

CONSENT of AUTHOR

I, JOYCELYN SMITH, do hereby consent to the public filing of the technical report entitled Technical Report for the Platosa Polymetallic (Silver, Lead and Zinc) Mine, Mexico, (the "Technical Report") and dated June 17, 2021, with an effective date of March 31, 2021, and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Excellon Resources Inc. (the "Company") and to the filing of the Technical Report with any securities regulatory authorities.

I further consent to the Company filing the report on SEDAR and consent to press releases made by the Company with my prior approval. In particular, I have read and approved the press release of Excellon Resources Inc. dated June 17, 2021 (the "Disclosure") in which the findings of the Technical Report are disclosed.

I also confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Dated this 17th day of June, 2021

["signed and sealed"]
Joycelyn Smith, PGeo (APGO#4963)
Consultant (Resource Geology)